December 30, 2019

Christopher Peetz
Chief Executive Officer
Mirum Pharmaceuticals, Inc.
950 Tower Lane, Suite 1050
Foster City, California 94404

       Re: Mirum Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 27, 2019
           CIK No. 0001759425

Dear Mr. Peetz:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Jason L. Kent, Esq.